UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*


                                   TNPC, Inc.
                                (Name of Issuer)

                          Common Stock, par value $0.01
                         (Title of Class of Securities)

                                    87260K107
                                 (CUSIP Number)

                                  Toni Lindsay
                         Christiana Bank & Trust Company
                                Greenville Center
                                3801 Kennett Pike
                               Wilmington DE 19801
                                 (302) 888-7421

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                October 11, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 87260K107                                          Page 2 of ___ Pages

  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Christiana Bank & Trust Company
       51-0350191

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a) |_|
       (b) |X|

  3    SEC USE ONLY

  4    SOURCE OF FUNDS*

       OO

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                                 |_|

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       State of Delaware

                            7    SOLE VOTING POWER

                                 See Item 5

    NUMBER OF               8    SHARED VOTING POWER
     SHARES
  BENEFICIALLY                   See Item 5
    OWNED BY
 EACH REPORTING             9    SOLE DISPOSITIVE POWER
     PERSON
      WITH                       See Item 5

                            10   SHARED DISPOSITIVE POWER

                                 See Item 5

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       See Item 5

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       See Item 5

  14   TYPE OF REPORTING PERSON*

       00


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

      Item 1.     Security and Issuer.

                  This Statement on Schedule 13D (the "Statement") relates to the common stock, $0.01 par value per share (the "Common Stock"), of TNPC, Inc., a Delaware corporation (the "Company"), and to the shares of Common Stock that may be acquired upon the exercise of Class A Warrants (the "Warrants") of the Company. The principle executive offices of the Company are at 10 Glenville Street, Greenwich, Connecticut 06831.

      Item 2.     Identity and Background.

                  (a) - (c) & (f) This Statement is being filed by Christiana Bank & Trust Company, a Delaware bank (the "Reporting Person"). The Reporting Person is engaged in asset management, servicing, lending, deposits and retail banking businesses. The Reporting Person's registered head office is located at Greenville Center, 3801 Kennett Pike, Wilmington, Delaware 19807.

                  The name, business address, citizenship, present principal occupation or employment and the name and business address of any corporation or organization in which each such employment is conducted, of each executive officer or director of the Reporting Person is set forth on Schedule A attached hereto, which is incorporated by reference herein.

                  (d) & (e) During the past five (5) years neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the other persons listed on Schedule A attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

       Item 3.    Source and Amount of Funds.

                  Beneficial ownership of the Common Stock reported herein was acquired by the Reporting Person pursuant to a Voting Trust Agreement dated as of October 11, 2000 (the "Voting Trust Agreement") among DLJMB Funding II, Inc., DLJ Merchant Banking Partners II, L.P., DLJ Merchant Banking Partners II-A, L.P., DLJ Diversified Partners, L.P., DLJ Diversified Partners-A, L.P., DLJ Millennium Partners, L.P., DLJ Millennium Partners-A, L.P., DLJ First ESC L.P., DLJ Offshore Partners II, C.V., DLJ EAB Partners, L.P. and DLJ ESC II, L.P. (collectively, the "DLJMB Funds"), the Reporting Person, as voting trustee, and Donaldson, Lufkin & Jenrette, Inc. ("DLJ").

       Item 4.    Purpose of the Transaction.

                  On October 11, 2000, the Reporting Person acquired beneficial ownership of the shares of Common Stock reported herein pursuant to the Voting Trust Agreement in the regular course of its banking business for the purpose of obtaining compensation for services as trustee.

                  Pursuant to the Voting Trust Agreement, the DLJMB Funds delivered 5,947,800 Warrants and 1,000,000 shares of Common Stock to the Reporting Person. Upon such delivery, the DLJMB Funds received voting trust certificates evidencing the transfer of shares to the trustee and redeemable, at the termination of the Voting Trust Agreement, for the amount of securities listed on their face. DLJ also agreed to duly assign and deliver to the Reporting Person (a) all shares of Common Stock received upon conversion of the Warrants held by the Reporting Person and (b) all shares of Common Stock (or securities convertible into Common Stock) owned by or subsequently acquired by any DLJ Affiliate (as defined in the Voting Trust Agreement) at any time in excess of 5% in the aggregate of the total number of shares of voting capital stock (of any class) of the Company then outstanding.

                  The voting trust created by the Voting Trust Agreement is irrevocable, subject to termination of the Voting Trust Agreement.

                  Under the terms of the Voting Trust Agreement, the Reporting Person has the sole power to vote the securities deposited with it in accordance with the Voting Trust Agreement and the Stockholders Agreement dated as of January 6, 2000, as amended on June 30, 2000 and July 10, 2000 (the "Stockholders Agreement").

                  The descriptions of the Voting Trust Agreement and the Stockholders Agreement are qualified in their entirety by reference to such Agreements, which are attached hereto as Exhibits 1 and 2, respectively, and are incorporated by reference herein.

                  Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

       Item 5.    Interest in Securities of the Issuer.

                  (a) - (b) The Reporting Person directly holds 1,000,000 shares of Common Stock and Warrants convertible into an additional 5,947,800 shares of Common Stock, and has the sole power to vote all such Common Stock, in accordance with the Voting Trust Agreement.

                  As a result of the holdings of the Company's securities described above, the Reporting Person may be deemed to beneficially own 6,947,800 shares of Common Stock, representing 10.9% of the outstanding Common Stock.

                  (c) Except as described herein, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the Persons listed in Schedule A effected any transactions in the Common Stock since August 12, 2000.

                  (d)  Not applicable.

                  (e)  Not applicable.


       Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Except as described in Item 4, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the persons listed in Schedule A has a contract, arrangement, understanding or relationship with any other person regarding any securities of the Company, including but not limited to transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

                  The Reporting Person received an initial fee for establishing the trust and will receive a yearly fee from DLJMB Funds as compensation for its continuing activities as trustee.

Item 7.  Material to be filed as Exhibits.

                  Schedule A: Item 2 information for executive officers and directors of Christiana Bank & Trust Company.

                  Exhibit 1: Stockholders Agreement dated as of January 6, 2000, as amended on June 30, 2000 and July 10, 2000

                  Exhibit 2: Voting Trust Agreement dated as of October 11, 2000 among the Reporting Person, as voting trustee, and DLJMB Funding II, Inc., DLJ Merchant Banking Partners II, L.P., DLJ Merchant Banking Partners II-A, L.P., DLJ Diversified Partners, L.P., DLJ Diversified Partners-A, L.P., DLJ Millennium Partners, L.P., DLJ Millennium Partners-A, L.P., DLJ First ESC L.P., DLJ Offshore Partners II, C.V., DLJ EAB Partners, L.P., DLJ ESC II, L.P., and Donaldson, Lufkin & Jenrette, Inc.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated:  December 29, 2000

                                      Christiana Bank & Trust Company

                                      By: /s/ Toni Lindsay
                                          ---------------------------
                                          Name: Toni Lindsay
                                          Title: Vice President

                                                                      SCHEDULE A


                             Directors and Officers

                                       of

                         Christiana Bank & Trust Company


Name and Title                        Business Address                   Principal Occupation             Citizenship
--------------                        ----------------                   --------------------             -----------
W. Timothy Cashman, II                3801 Kennett Pike                  Banking                          USA
Director & Treasurer &                Greenville, DE  19807
Honorary Chairman of the Board

Robert G. Elder                       3801 Kennett Pike                  Banking                          USA
President & CEO                       Greenville, DE  19807

Peter H. Flint                        The Fourth Floor                   Private Investor                 USA
Director                              P.O. Box 730
                                      Wilmington, DE  19899

Zissimos A. Frangopoulos              P.O. Box 620                       Retired Managing Director and    USA
Director                              Mendenhall, PA  19357              Division Executive, Chase
                                                                         Securities, Inc.

M. Constance B. Greeley, DDS          Silverside Professional Park       Orthodontist in Private          USA
Director                              1405 Silverside Road               Practice
                                      Wilmington, DE  19810

J. Stoddard Hayes, Jr., Esq.          213 W. Miner Street                Attorney, Gollatz, Griffin &     USA
Director                              West Chester, PA  19382            Ewing, P.C.

John A. Herdeg                        1201 Orange St., Suite 500         Attorney, Herdeg, DuPont &       USA
Chairman of the Board                 Wilmington, DE  19801              Dalle Pazze, LLP

Joseph W. Janssen, Jr.                Janssens                           President and General Manager,   USA
Director                              P.O. Box 3715                      Janssen's Market, Inc.
                                      Greenville, DE  19807

Alexander v.d. Luft                   P.O. Box 4618                      Retired Division Director,       USA
Director                              Greenville, DE  19807              DuPont Company

Bruce L. Marra                        106 South Church Street            President, West Chester          USA
Director                              West Chester, PA  19382            Capital Advisors, Inc.

Charles E. Mather, III                226 Walnut Street                  President, Mather & Co. an       USA
Director                              Philadelphia, PA  19106            Insurance Brokerage Firm

John J. Nesbitt, III                  Stoney Creek Farm                  Private Investor                 USA
Director                              913 Garrett Mill Road
                                      Newtown Square, PA  19073

Stephen R. Permut, M.D., J.D.         3400 North Broad Street            Chairman, Dept. of Family and    USA
Director                              Jones Hall 8th Fl., Room 821       Community Medicine, Temple
                                      Philadelphia, PA  19140            University School of Medicine

Jerold B. Smith                       6 Raintree Road                    Private Investor                 USA
Director                              Chadds Ford, PA  19317

Thomas A. Campbell                    3801 Kennett Pike                  Banking, Trust                   USA
Senior Vice President                 Greenville, DE  19807

Toni L. Lindsay                       3801 Kennett Pike                  Banking, Trust                   USA
Vice President                        Greenville, DE  19807

Joseph D. Freney                      3801 Kennett Pike                  Banking, Trust                   USA
Vice President                        Greenville, DE  19807

Joseph Maxwell                        3801 Kennett Pike                  Banking, Trust                   USA
Vice President                        Greenville, DE  19807

Louis W. Geibel, Jr.                  3801 Kennett Pike                  Banking, Trust                   USA
Vice President                        Greenville, DE  19807

Louis G. Papa                         3801 Kennett Pike                  Banking, Accounting              USA
Vice President                        Greenville, DE  19807

Jack Wiercinski                       3801 Kennett Pike                  Banking, Trust                   USA
Vice President                        Greenville, DE  19807

George H. Trapnell                    3801 Kennett Pike                  Banking, Lending                 USA
Vice President                        Greenville, DE  19807

Jerry McTiernan                       3801 Kennett Pike                  Banking, Operations              USA
Vice President                        Greenville, DE  19807

Frederick B. Holmes, Jr.              3801 Kennett Pike                  Banking, Lending                 USA
Senior Vice President                 Greenville, DE  19807

Jacqueline A. Nowak                   3801 Kennett Pike                  Banking, Accounting              USA
Banking Officer                       Greenville, DE  19807

Debra A. Balliet                      3801 Kennett Pike                  Banking, Trust                   USA
Trust Officer                         Greenville, DE  19807

Carol A. DeBlase                      3801 Kennett Pike                  Banking                          USA
Banking Officer                       Greenville, DE  19807

Mary Kim Sheldon                      3801 Kennett Pike                  Banking                          USA
Banking Officer                       Greenville, DE  19807
